March 4, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:

Response to Comment Letter dated February 23, 2010 for Regan Holding Corp.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008

File No. 000-19704

Dear Mr. Rosenberg:

As requested, please find below our response to your comments regarding the above Securities and Exchange Commission (SEC) filings. To assist in your review, we have restated your comments in full, with our responses following each of your comments.

Consolidated Statement of Operations, page 23

1.

Please refer to prior comment one. You have not explained the factors considered in concluding that the six rebuttable presumptions under EITF 88-18 were inapplicable. In particular, the assertion that you do not have continuing involvement in the 65,000 fixed annuity products supporting the Class B interests appears to be contradicted by the Company’s unconditional and irrevocable guarantee supporting the Perot Systems’ TPA services to American National, Washington National and Investors Insurance. These TPA services appear to be a critical element in maintaining the persistency of the 65,000 fixed annuity products and related cash flows supporting the Class B interests. Please provide us with the analysis supporting your conclusion that the six rebuttable presumptions under EITF 88-18 were inapplicable.

The six factors cited in EITF 88-18, Sales of Future Revenues, as rebuttable presumptions for classification as debt are inapplicable to our sale based on the specific facts and circumstances of the transaction as follows:

1.

The transaction does not purport to be a sale (that is, the form of the transaction is debt). The transaction was intended to be a sale as outlined in the Sale & Assignment Agreement, where Legacy Marketing Group (LMG) received $6.5 million for the Class B partnership. LMG had no further obligations, remaining control, or possession after the trail commissions were transferred.  The transaction in no way purports to be a debt, as under no circumstances is an amount due back to the purchaser.

2.

The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment). LMG has no continuing involvement in the future cash flows being derived by Legacy TM from the Class B interest. The trail commission cash flows originated with LMG under its marketing agreements with unaffiliated insurance companies. Once the policies are in force, no other service or maintenance  is required to sustain those policies or to insure payment of the trail commissions.Therefore, the trail commissions are not dependent on continued service by LMG.

The fees referred to in the agreements with Perot Systems (“Perot”) refer to administrative fees for servicing policies (e.g. policy issue and maintenance) under administrative agreements with the unaffiliated insurance carriers. When these TPA activities were transferred to Perot, LMG no longer had any continuing responsibility to administer these policies. The administrative agreements, and the service standard established therein, are solely between Perot and the insurance carriers. Additionally, the administrative services and trail commission cash flows are two independent activities – trail commissions result from the sale of the policies and continue as long as the policy remains inforce. Neither Perot nor LMG controls when an annuity is surrendered or paid out as a death claim.

The Guaranty referenced in your letter is a performance and delivery guaranty to ensure that we would provide manpower, systems, and office furniture and equipment to facilitate the transfer of TPA responsibilities from LMG to Perot at or immediately after the time of closing as outlined in the Asset Purchase Agreement. The trail commissions are paid regardless of LMG’s or Perot’s performance under the Marketing or Administrative Services agreements.

3.

The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise. The sale of the trail commissions was final and upon closing (March 26, 2008), LMG was deemed to have fully and completely transferred to Legacy TM all its rights, title, interests, custody and control of the trail commissions. There are no provisions in the Sale and Assignment Agreement that provide for cancellation of the transaction or otherwise provide for further payments or transfers of assets. If the trail commissions due to the Class B partnership are inadequate to repay the loan, the Pittses have no recourse against LMG.

4.

The investor's rate of return is implicitly or explicitly limited by the terms of the transaction. There were no contingencies in the sale transaction to limit the return. The rate of return is solely dependent on how the asset performs after it was sold with the inurnment going directly to Legacy TM.

5.

Variations in the enterprise's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return. The sale of the trail commissions was final and therefore, there is no underlying income from LMG that impacts the rate of return to Legacy TM because trail commissions on policies placed in force are payable regardless of LMG’s future performance.

6.

The investor has any recourse to the enterprise relating to the payments due the investor.  The value for the transaction was agreed upon and deemed fair by both parties and consummated a sale effective March 26, 2008. There is no recourse. If the asset (trail commissions) does not perform, the risk is entirely on Legacy TM.

We believe that the revised disclosure in our prior response letter sufficiently provides the material aspects of the trail commission transaction with Legacy TM. Therefore, the additional information presented here was for clarification purposes, only.

2.

Please refer to prior comment one. Describe the terms of Legacy TM’s loan agreement with the Bank and the nature of the “other assets” pledged by Preston and Lynda Pitts. Also, explain how your future earnings from 100% of Legacy TM’s trail commissions on policies placed in force after the closing date are isolated from the commercial pledge agreements governing the Pitts’ Legacy TM partnership  interests. In addition, we may have further comments regarding your application of SFAS 140 and your conclusion that the transferred assets have been isolated from Legacy TM and are presumptively beyond the reach of the Bank of Marin.

The loan between Legacy TM and the Bank of Marin (“Bank”) is a term loan with a fixed interest rate of 8% per annum. The term is five years and scheduled payments are due monthly. The Pittses had to make personal guarantees which included using personal real estate (“other assets”) as a part of that guarantee. The Pittses, not LMG, are individually responsible for the obligation.

Any trail commissions that might be received on policies placed in force after the sale date of March 26, 2008, which were specifically excluded from the loan transaction from the Bank, are allocated to the Class A partnership interest. This interest was not pledged as collateral for the Legacy TM loan. The Pittses have no financial interest in the Class A partnership and likewise, did not pledge the Class A partnership interest as collateral.

We believe that the revised disclosure in our prior response letter sufficiently provides the material aspects of the trail commission transaction with Legacy TM. Therefore, the additional information presented here was for clarification purposes, only.

11. Income Taxes, page 37

3.

Please refer to prior comment two. Please provide us with detailed calculations of your total tax expense or benefit, including both current and deferred taxes; the tax or benefit relating to continuing operations, including both current and deferred taxes; and the allocation of remaining amounts to other components e.g. discontinued operations, including both current and deferred taxes, using the “with and without” method for all periods presented. Ensure that your response explains how you applied paragraph 140 of SFAS 109 and EITF Topic D-32 in determining the tax benefit of $245,000 allocated to 2008 discontinued operations and the tax expense of $278,000 allocated to discontinued operations. Provide us with the calculations supporting these amounts and revise your disclosure accordingly.

Pursuant to the February 23, 2010 SEC comments letter request and the telephone conversation regarding questions about our methodology with Frank Wyman on March 1, 2010, we are providing the following additional information to help clarify the 2008 intraperiod tax allocation.

Below, we have provided a schedule summarizing the 2008 current and deferred federal and state provision (benefit) for income taxes for continued operations and discontinued operations along with the statutory federal income tax rate reconciliation. It is very important to remember that as of the beginning of the year (1/1/08 or 12/31/07); the Company’s deferred tax assets (net of deferred tax liabilities) were zero. All of the Company’s deferred tax assets including net operating loss carryforward tax benefits, alternative minimum tax credit carryforward tax benefits, and temporary difference tax benefits. have been previously recorded. However, all of these deferred tax benefits were also 100% fully reserved with valuation allowances. Therefore, the deferred tax assets are netted to zero.

Looking at the 2008 statutory federal income tax rate reconciliation schedule, continued operations reflect a federal income tax expense of $238,000 on $701,000 of income before income taxes (accounting income). This $238,000 of federal income tax expense was recorded but was also offset by a federal income tax (benefit) of ($245,000) primarily attributable to the utilization of some of the continuing operations federal net operating loss carryforwards. For current year 2008 income taxes, the continued operations federal net operating loss carryforwards as of 1/1/08 (or 12/31/07) have been reduced due to the current utilization of these federal net operating losses against the continued operations 2008 taxable income. Our description “Increase (decrease) in valuation allowance for federal net operating loss carryforward and other temporary differences” reflects the utilization (decrease in valuation allowance reserve) of the continued operations net operating loss carryforward against continued operations 2008 income. Based upon  this methodology and the information provided in the preceding response letters, we have properly recorded and disclosed the intraperiod tax allocation to continued operations in accordance with the application of SFAS 109 and in particular EITF Abstracts – Appendix D (Topic D-32).

Similarly, looking at the 2008 statutory federal income tax rate reconciliation schedule, discontinued operations reflect a federal income tax (benefit) of ($237,000) on ($695,000) of losses before income taxes (accounting losses). This ($237,000) of federal income tax (benefit) was recorded but was also offset by a federal income tax expense of $278,000 primarily attributable to an increase in the valuation allowance reserve. The increase in the valuation allowance reserve of $278,000 was caused by additional discontinued operations federal taxable losses generated in 2008 of approximately ($818,000). For 2008, the accounting loss was ($695,000) and the federal taxable loss was ($818,000) for discontinued operations after additional federal income tax deductions of ($123,000).  Our description “Increase (decrease) in valuation allowance for federal net operating loss carryforward and other temporary differences” reflects the increase in the valuation allowance reserve due to the generation of additional 2008 federal net operating losses by discontinued operations. Based upon this methodology and the information provided in the preceding response letters, we have properly recorded and disclosed the intraperiod tax allocation to discontinued operations in accordance with  SFAS 109 and in particular EITF Abstracts – Appendix D (Topic D-32).

Looking at the 2008 statutory federal income tax rate reconciliation schedule, the description “Increase (decrease) in valuation allowance for federal net operating loss carryforward and other temporary differences” reflects a net increase of $33,000 in the valuation allowance reserve for 2008. The current 2008 state income tax expense of $95,000 added an additional $95,000 to the federal net operating loss carryforwards. Using a federal income tax rate of 34%, the valuation allowance reserve for federal net operating loss carryforwards and other temporary differences increased by $33,000 ($95,000 X 34%).

As previously noted, management has established valuation allowances for all of the Company’s deferred tax assets (net of deferred tax liabilities) including net operating loss carryforwards. Under the intraperiod tax allocation requirements of SFAS 109, the income tax provision of $116,000 for 2008 was allocated as follows: First, $213,000 of income tax expense to continuing operations was computed with the remainder of $97,000 income tax benefit to discontinued operations. The consolidated income tax provision/benefit is computed separately for each entity of the consolidated group on a separate company return basis. Accordingly, all net operating loss carryforwards, temporary differences and valuation allowances in deferred taxes are accounted for on a separate company return basis. The intercompany adjustments (netting to zero) represent primarily the facility fees charged to Legacy Financial Services, a discontinued operation, by continuing operation entities; however, the intercompany adjustments are eliminated in consolidation. For income tax purposes, the allocated facility fees are not eliminated and are properly reflected by each respective entity. In 2008, the net increased change in the valuation allowances for federal net operating loss carryforwards and temporary differences reflected an expense of $33,000. A tax benefit of $245,000 represents a decrease in the federal valuation allowances for continuing operations. This decrease in the federal valuation allowances was due primarily to the current utilization of prior year net operating loss carryforwards from continuing operations computed on a separate company return basis. A residual tax expense of $278,000 represents an increase in the federal valuation allowances for discontinued operations. This remainder increase in the federal valuation allowances reflects primarily the increase of net operating loss carryforwards due to the generation of additional current year net operating losses attributable to discontinued operations computed on a separate company return basis.

REGAN HOLDING CORPORATION & SUBSIDIARIES 2008

	CONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS	TOTAL
	2008	2008	2008
Income (loss) before income taxes	$701,000	($695,000)	$6,000
Provision for (benefit from) income taxes	213,000	(97,000)	116,000
Net Income (loss)	$488,000	($598,000)	($110,000)

Current income taxes:
Federal	$21,000	$0	$21,000
State	192,000	(97,000)	95,000
Total Current income taxes	$213,000	($97,000)	$116,000

Deferred income taxes:
Federal	$0	$0	$0
State	0	0	$0
Total Deferred income taxes	$0	$0	$0

Provision for (benefit from) income taxes	$213,000	($97,000)	$116,000

The income tax provision (benefit) in 2008 for continued operations and discontinued operations differed from the amounts computed by applying the statutory federal income tax rate of 34% to pretax income (loss) as a result of the following:
	CONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS	TOTAL
	2008	2008	2008
Federal income tax expense (benefit) at statutory rate (34%)	$238,000	($237,000)	$1,000
Increases (reductions) in income taxes resulting from:
State taxes, net of federal income tax benefit	126,000	(64,000)	$62,000
Expired producer stock options unexercised	30,000	0	$30,000
Increase (decrease) in valuation allowance for remaining producer stock options	(27,000)	0	($27,000)
Increase (decrease) in valuation allowance for federal net operating loss carryforward and other temporary differences	(245,000)	278,000	$33,000
Increase (decrease) in valuation allowance for federal alternative minimum tax credit carryforward	22,000	0	$22,000
Intercompany adjustments (facility fees)	74,000	(74,000)	$0
Other	(5,000)	0	($5,000)
Provision for (benefit from) income taxes	$213,000	($97,000)	$116,000

Based on this additional information and the information provided in the preceding response letters, we have demonstrated that our methodology of the intraperiod tax allocation is in compliance with SFAS 109 and EITF Abstracts – Appendix D (Topic D-32). In addition, we have reconciled back our disclosure in Form 10-K for the year ending December 31, 2008 to SFAS 109 and confirmed that we had provided all the required disclosures.

We, Regan Holding Corp (the Company), acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or Preston Pitts, Chief Financial Officer, at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

R. Preston Pitts

Chief Financial Officer